Exhibit 10.1

Alfred Escher-Strasse 50 8002 Zürich

21 May, 2021

Steve Kumar Arora

[Address]

Dear Steve:

We are delighted that you have decided to join AXIS RE SE, Dublin (Zurich Branch) (the "Company") and wholly owned, indirect subsidiary of AXIS Capital Holdings Limited, a Bermuda company (the "Parent"). This letter agreement (the “Agreement”) sets forth the terms and conditions of your employment with the Company.

1)	Employment

a)	Position and Duties. Commencing on June 1, 2021 (the “Commencement Date”), the Company shall employ you in the position of Chief Executive Officer of the AXIS Reinsurance Segment or in such other position as is mutually agreeable to you and the Company. You will report directly and exclusively to the Chief Executive Officer of the Parent, or any other individual as is mutually agreeable to you and the Company. You will be expected to devote your full business time and energy, attention, skills and ability to the performance of your duties and responsibilities to the Company and its direct and indirect subsidiaries (collectively, the “Parent Group”) on an exclusive basis, as requested by the Chief Executive Officer of the Parent, and shall faithfully and diligently endeavor to promote the business and best interests of the Company and its subsidiaries and affiliates. Anything herein to the contrary notwithstanding, nothing shall preclude you from (i) upon the written approval of the Parent’s Board, serving on the board of directors of another corporation or a trade association; (ii) serving on the board of charitable organizations, (iii) engaging in charitable, community and other business affairs, and (iv) managing your personal investments and affairs; provided such activities do not, in the reasonable judgment of the Company, materially interfere with the proper performance of your responsibilities and duties hereunder.

b)	Work Location. You shall be based primarily at the Company's branch office in Zurich, Switzerland, except for necessary travel on company business.

2)	Compensation and Benefits

a)	During the Employment Term, your annual base salary shall be no less than CHF 860,000 (the base salary as may be increased from time to time referred to as "Base Salary") and shall be paid pursuant to the Company's customary payroll practices.

b)	During the Employment Term, you will be eligible to earn an annual cash bonus ("Annual Bonus"). Your target Annual Bonus commencing as of the Commencement Date of this Agreement is 125% of your then current Base Salary if the Parent achieves certain performance objectives and subject to your individual performance pursuant to the Parent’s Annual Incentive Plan. Except as provided in Section 4 below, the Annual Bonus for each period will be paid only if you are actively employed with the Company on the date of disbursement. Any Annual Bonus payable hereunder shall be paid in the calendar year following the applicable fiscal year of the Parent, after it has been determined by the Compensation Committee of the Parent. Any such Annual Bonus shall be subject in all respects to the Parent’s Executive Compensation Recoupment Policy, as it may be amended from time to time, or any successor policy thereto.

c)	During the Employment Term, you will be eligible to participate in the Parent’s Executive Long-Term Equity Compensation Program (the “Program”) as it may be amended from time to time, or a successor program, with an annual target equity award valued at $1,400,000, with the number of restricted stock units granted pursuant to the Company’s Long-Term Equity Compensation Plan as it may be amended from time to time, or any successor plan, unless prohibited by such successor plan (“Restricted Stock Units”) subject to: (i) the rules of the Program, which may include adjustment of the target award value based on the Parent’s achievement of certain performance objectives, and (ii) an award agreement in such form as the Compensation Committee of the Parent may determine from time to time. Any such award granted under the Program shall be subject in all respects to the Parent’s Executive Compensation Recoupment Policy, as it may be amended from time to time, or any successor policy thereto.

d)	During the Employment Term, you will be entitled to twenty-five (25) days of paid vacation per calendar year (prorated for any partial years of employment), subject to the applicable vacation policies and procedures on usage and carry over. You are also eligible for two (2) personal days per year.

e)	During the Employment Term, the Company will reimburse you for all reasonable business expenses incurred by you in the course of performing your duties under this Agreement which are consistent with the Company’s policies in effect from time to time with respect to travel, entertainment and other business expenses, subject to the Company’s requirements with respect to reporting and documentation of expenses. Reimbursements will be paid promptly after submission and review of appropriate documentation, but in any event no later than two and a half (2 1⁄2) months after the end of the calendar year in which the expense was incurred.

3)	Maximum Term of Employment

a)	The employment period shall commence on the Commencement Date and shall terminate automatically on January 1, 2024 (the “Employment Term”), unless earlier terminated as provided in this Section 3. Your employment hereunder may be terminated by the Company or by you, as applicable, prior to the end of the Employment Term without any breach of this Agreement under the following circumstances:

(i)	Death. Your employment shall automatically terminate upon your death.

(ii)	Long-term incapacity to work. The Company shall be entitled to terminate your employment if, as a result of your incapacity due to physical or mental illness or injury, you shall have been unable to perform your duties hereunder for a period of one hundred eight-one (181) days in any twelve (12) month period (your “Incapacity”).

(iii)	Cause. The Company may terminate your employment at any time for Cause which, for purposes of this Agreement, shall mean (i) any act or omission which constitutes a material breach by you of the terms of this Agreement, the employment policies of the Parent Group, or applicable law governing the Parent Group or your employment, (ii) the indictment or conviction of a felony, (iii) the indictment or conviction of a lesser crime or offense that adversely impacts or potentially could adversely impact the business or reputation of the Parent Group in a material way, (iv) your willful violation of specific lawful and material directives of the Parent that are not contrary to this Agreement, (v) commission of a dishonest or wrongful act involving fraud, misrepresentation or moral turpitude causing damage to the Company, its parent and/or affiliates and subsidiaries, (vi) the willful failure to perform a substantial part of your substantial job functions after written notice from the Board requesting such performance, or (vii) material breach of fiduciary duty.

Anything to the contrary notwithstanding, you shall not be terminated for “Cause” within the meaning of clauses (i) through (vii), above, unless written notice stating the basis for the termination is provided to you and you are given fifteen (15) days to cure the event that is the basis of such claim, provided, however, the foregoing right to cure will not apply in the event of a termination for Cause due to any of the acts described in clauses (ii), (iii) or (v), above.

(iv)	Without Cause. The Company may terminate your employment at any time without Cause upon 6 months prior notice.

(v)	Voluntary Resignation. You may voluntarily terminate your employment hereunder upon 6 months prior notice.

(vi)	Good Reason. For the purpose of this agreement your termination for Good Reason shall mean that you give notice of termination if (i) (A) the scope of your position, authority or duties is materially adversely changed (except for changes during a Notice Period as authorized under Section 3(c) below), (B) your compensation under this Agreement is not paid or your Base Salary or your target Annual Bonus opportunity is reduced below the levels specified in Sections 2(a) and (b), or there is a material adverse change in your employee benefits (excluding changes in any benefits plan where such changes apply generally to similarly situated participants in the plan), (C) you are notified by the Company that you are required to relocate to a place more than 50 miles from your place of employment in Zurich, Switzerland (other than due to your loss of authorization to work in Zurich, Switzerland for reasons unrelated to actions taken by the Company) (D) you are assigned duties that are materially inconsistent with your position with the Company/Parent, (E) you are required to report to anyone other than the Chief Executive Officer of the Parent (or, if you and the Company had mutually agreed that you would report to a different individual, you are required to report to someone other than that individual) or (F) in the event that any other person or entity acquires all or substantially all of the Parent Group’s business, the Company fails to obtain the assumption of this Agreement by the successor; (ii) you give the Company written notice of your intent to terminate your employment as a result of such event and provide the specific reasons therefore within sixty (60) days of such event occurring; (iii) the Company does not make the necessary corrections within sixty (60) days of receipt of your written notice; and (iv) you give 6 months notice of termination no later than ten (10) days following the end of such sixty (60) day period

b)	Any termination of your employment by the Company or by you under this Section 3 (other than termination pursuant to Section 3(a)(i)) shall be communicated by a written notice to the other party hereto indicating the specific termination provision in this Agreement relied upon and specifying a date of termination.

c)	The period between the date notice of termination is provided and your termination date shall be referred to as the “Notice Period.” During any Notice Period, the Company may, in its absolute discretion (i) require you to perform only such portion of your normal duties as it may allocate to you from time to time, (ii) require you not to perform any of your duties, (iii) require you not to have any contact with customers or clients of the Company nor any contact (other than purely social contact) with such employees of the Company as the Company shall determine, (iv) exclude you from any premises of the Company, and/or (v) require you to resign from all directorships and other offices that you hold in connection with your employment with the Company (including any directorships with subsidiaries or other affiliates of the Company) effective as of any date during the Notice Period. If the Company elects to take any such action, such election shall not constitute a breach by the Company of this Agreement or Good Reason for you to terminate your Employment under Section 3(a)(vi) and you shall not have any claim against the Company in connection therewith so long as, during the Notice Period, the Company continues to pay to you your Base Salary, Annual Bonus and all of the other amounts described in Section 2 of this Agreement.

4)	Severance Payments and Other Benefits Following Termination of Employment

a)	In the event that your employment with the Company shall terminate for any reason, and except as otherwise set forth in this Agreement, the Company’s sole obligation under this Agreement shall be to pay to you any accrued but unpaid Base Salary for services rendered to the date of termination, and any bonus awarded by the Compensation Committee in respect of a prior year’s target Annual Bonus but not yet paid as of the date of termination, any accrued but unpaid expenses required to be reimbursed under this Agreement, any unused vacation accrued to the date of termination. For the sake of clarity, this Section 4(a) does not limit any rights you may have under the Company’s retirement or welfare plans.

b)	Death. In the event your employment is terminated due to your death pursuant to Section 3(a)(i), then in addition to the amounts provided under Section 4(a) above:

(i)	Your estate will be paid a pro-rata portion of your Annual Bonus that you would have been entitled to receive for the calendar year in which your termination occurs, based on the number of days you were employed by the Company during such year and calculated as if all targets were met, to be paid in a lump sum no later than sixty (60) days following your termination; and

(ii)	All outstanding and unvested Restricted Stock Units and other equity awards shall immediately vest upon said termination.

c)	Incapacity. In the event that the Company terminates your employment due to your Incapcity pursuant to Section 3(a)(ii), then in addition to the amounts provided under Section 4(a) above:

(i)	You will be paid a pro-rata portion of your Annual Bonus that you would have been entitled to receive for the calendar year in which your termination occurs, based on the number of days you were employed by the Parent Group during such year and calculated as if all targets were met, to be paid in a lump sum no later than sixty (60) days following your termination; and

(ii)	All outstanding and unvested Restricted Stock Units and other equity awards shall immediately vest upon the date of your permanent disability.

d)	Termination by the Company without Cause or by you for Good Reason. In the event that the Company terminates your employment without Cause or you terminate your employment for Good Reason, in each case, in accordance with the provisions of Section 3(a)(iv) or 3(a)(vi) hereof (but not for any other reason, including without limitation under Sections 3(a)(i), (ii), (iii), or (v)) and conditioned on your compliance with this Agreement during the Notice Period, then in addition to the amounts you have received during the Notice Period and any other amounts provided in Section 4(a), but subject to your timely satisfaction of the condition precedent in Section 4(f) below, the following will be provided to you following the termination of the Notice Period:

(i)	You will be paid a lump sum amount equal to six (6) months Base Salary at the rate in effect immediately prior to said termination, to be paid no later than sixty (60) days following your termination;

(ii)	With respect to the Annual Bonus for the calendar year prior to the calendar year in which your termination occurs, you will be excused from the requirement in Section 2(b) that you must be actively employed with the Company on the date of disbursement in order to receive the Annual Bonus;

(iii)	You will be paid an amount equal to 65% of the Annual Bonus that you would have been entitled to receive for the calendar year in which your termination occurs, calculated as if all targets were met, to be paid in a lump sum no later than sixty (60) days following your termination;

(iv)	You will be paid a pro-rata portion of your Annual Bonus that you would have been entitled to receive for the calendar year in which your termination occurs, based on the number of days you were employed by the Parent Group during such year and calculated as if all targets were met, to be paid in a lump sum no later than sixty (60) days following your termination;

(v)	You will be paid an amount equal to premiums you would have been paid under the Company group health, dental and vision plans, as applicable, at the same level of coverage as you had immediately prior to your termination, for the six (6) month period following your termination. Such payment shall be paid in a lump sum no later than sixty (60) days following your termination; and

(vi)	For so long as you shall remain in full compliance with the obligations set forth in Sections 7, 8, 9 and 10 below, and conditioned on such continued compliance, all Restricted Stock Units and other equity awards previously awarded to you which have not vested as of the date of your termination, if any, shall continue to vest on the applicable dates set forth in the applicable award agreements.

e)	Termination by the Company without Cause or by you for Good Reason Following Change in Control. In the event that within twenty-four (24) months following a Change in Control as defined below the Company terminates your employment without Cause or you terminate your employment for Good Reason, (but not for any other reason, including without limitation under Sections 3(a)(i), (ii), (iii), or (v)) then you shall be entitled to the same payments and benefits described in Section 4(d) above subject to the terms thereof, except that:

(i)	for purposes of Section 4(d)(iii), you will be paid an amount equal to 1.65 times the Annual Bonus that you would have been entitled to receive for the calendar year in which your termination occurs, calculated as if all targets were met, to be paid in a lump sum no later than sixty (60) days following your termination; and

(ii)	for purposes of Section 4(d)(vi), all outstanding and unvested Restricted Stock Units and other equity awards shall immediately vest upon said termination.

Notwithstanding the foregoing, if any amount or benefit to be paid or provided to you under this Section 4(e) or under any other agreement with or plan or program of the Company following a Change in Control would be an "Excess Parachute Payment," within the meaning of Section 280G of the Internal Revenue Code, but for the application of this sentence, then the payments and benefits to be paid or provided will either be reduced to the minimum extent necessary (but in no event to less than zero) so that no portion of any such payment or benefit, as so reduced, constitutes an Excess Parachute Payment, or paid in full, whichever of the foregoing approaches will, after taking into account the applicable federal, state and local income and employment taxes and the possible Section 280G excise tax (and any equivalent state of local excise taxes), result in your receipt, on an after-tax basis, of the greatest amount of payments and benefits. To the extent any payment or benefit needs to be reduced pursuant to the preceding sentence, reductions shall come from taxable amounts before non-taxable amounts and beginning with the payments otherwise scheduled to occur soonest. You agree to cooperate fully with the Company to determine the benefits applicable under this provision.

For purposes of this Agreement, a “Change in Control" will be deemed to have occurred as of the first day any of the following events occur:

1.	Any person or entity is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the U.S. Securities Exchange Act of 1934, as amended), directly or indirectly, of securities of the Parent representing 50% or more of the combined voting power of the Parent’s then outstanding voting securities entitled to vote generally in the election of directors (the "Outstanding Parent Voting Securities"); provided, however, that for purposes of this Section 4(e)(1), the following acquisitions shall not constitute a Change in Control: (A) any acquisition directly from the Parent, (B) any acquisition by the Parent, (C) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Parent or any affiliate of the Parent, or (D) any acquisition by any entity pursuant to a transaction which complies with clauses (A), (B) and (C) of Section 4(e)(3) hereof;

2.	Individuals who, as of the date of this Agreement, constitute the Board (hereinafter referred to as the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Parent's stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered a member of the Incumbent Board, excluding any individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person or entity other than the Board;

3.	Consummation of a reorganization, merger, share exchange, amalgamation, recapitalization, consolidation or similar transaction by and among the Parent and another person or entity, including, for this purpose, a transaction as a result of which another person or entity owns the Parent or all or substantially all of the Parent's assets, either directly or through one or more subsidiaries (a "Business Combination"), in each case, unless, following such Business Combination, (A) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Parent Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors (or equivalent management personnel) of the entity resulting from such Business Combination or that, as a result of such Business Combination, owns the Parent or all or substantially all of the Parent's assets, either directly or through one or more subsidiaries, in substantially the same proportions as their ownership of the Outstanding Parent Voting Securities immediately prior to such Business Combination, (B) no person or entity (excluding any entity resulting from such Business Combination, or that, as a result of such Business Combination, owns the Parent or all or substantially all of the Parent's assets, either directly or through one or more subsidiaries, or any employee benefit plan (or related trust) of the foregoing) beneficially owns, directly or indirectly, 50% or more of the then outstanding shares of common stock or the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors (or equivalent management personnel) of the entity resulting from such Business Combination or that, as a result of such Business Combination, owns the Parent or all or substantially all of the Parent's assets, either directly or through one or more subsidiaries, except to the extent that such ownership existed with respect to the Parent prior to the Business Combination, and (C) at least a majority of the members of the board of directors (or equivalent management personnel) of the entity resulting from such Business Combination or that, as a result of such Business Combination, owns the Parent or all or substantially all of the Parent's assets, either directly or through one or more subsidiaries, were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, pursuant to which such Business Combination is effected or approved; or

4.	Approval by the shareholders of the Parent of a complete liquidation or dissolution of the Parent or the sale or other disposition of all or substantially all of the Parent's assets.

f)	No severance benefits or payments provided pursuant to this Section 4, other than the amounts described in Section 4(a), will be provided to you unless you execute a waiver and release and post-contractual six month non-competition and one year non-solicitation undertakings following the effective date of termination in the form substantially similar to the form specified in Exhibit A hereto (with such changes as may be required due to change in applicable law or regulation) not earlier than one month after and not later than forty-five (45) days following your employment termination date and do not revoke such release. To the extent required to avoid penalty taxes under Section 409A of the Code, any payment or benefit payment hereunder shall commence on the 60th day following the termination of your employment, including any payments that would otherwise have been made prior to such date.

g)	In the event of any termination of your employment by the Company, or by you in conformity with this Agreement, you shall be under no obligation to seek other employment, and there shall be no offset against amounts due you under this Agreement on account of any remuneration attributable to any subsequent employment you may obtain. Any amounts due under this Section 4 are considered to be reasonable by the Company and not in the nature of a penalty.

5)	Resignation from Directorships and Other Offices

In addition, upon your termination of employment with the Company for any reason, you agree to resign from all directorships and other offices that you hold in connection with your employment with the Company (including any directorships with subsidiaries or other affiliates of the Company).

6)	Conflict of Interest

During employment with the Company, you may not use your position, influence, knowledge of Confidential Information or Trade Secrets or the Company’s assets for personal gain. A direct or indirect financial interest (excluding investments in mutual funds or other similar investment vehicles), including joint ventures in or with a supplier, vendor, customer or prospective customer without disclosure and the express written approval of the Chief Executive Officer of the Parent is strictly prohibited during employment with the Company.

7)	Confidential Information

a)	As an executive of the Company, you will learn or have access to, or may assist in the development of, highly confidential and sensitive information and trade secrets about the Company, its operations, its subsidiaries and affiliates, its employees, and its customers, which are the property of the Company. Confidential Information and Trade Secrets are items of information relating to the Company, its products, services, customers, suppliers, vendors, business partners, and employees that are not generally known or available to the general public, but have been developed, compiled or acquired by the Company at its great effort and expense. Confidential Information includes but is not limited to: (i) financial and business information relating to the Company, such as information with respect to costs, commissions, fees, profits, expenses, sales, markets, mailing lists, strategies and plans for future business, new business, product or other development, potential acquisitions or divestitures, and new marketing ideas, (ii) product and technical information relating to the Company, such as product formulations, new and innovative product ideas, methods, procedures, devices, machines, equipment, data processing programs, software, software codes, computer models, and research and development projects, (iii) customer information, such as the identity of the Company’s customers, the names of representatives of the Company’s customers responsible for entering into contracts with the Company, the amounts paid by such customers to the Company, specific customer needs and requirements, specific customer risk characteristics, policy expiration dates, policy terms and conditions, information regarding the markets or sources with which insurance is placed, and leads and referrals to prospective customers, (iv) personnel information, such as the identity and number of the Company’s other employees, their salaries, bonuses, benefits, skills, qualifications, and abilities, (v) any and all information in whatever form relating to any client or prospective customer of the Company, including but not limited to, its business, employees, operations, systems, assets, liabilities, finances, products, and marketing, selling and operating practices, (vi) any information not included in (i) or (ii) above which you know or should know is subject to a restriction on disclosure or which you know or should know is considered by the Company or the Company’s customers or prospective customers to be confidential, sensitive, proprietary or a trade secret or is not readily available to the public, and (vii) intellectual property, including inventions and copyrightable works. Trade Secrets are items of Confidential Information that meet the requirements of applicable trade secret law. You acknowledge and agree that the Confidential Information and Trade Secrets are not generally known or available to the general public, but have been developed, compiled or acquired by the Company at its great effort and expense. Confidential Information and Trade Secrets can be in any form: oral, written or machine readable, including electronic files, but shall not include any information known generally to the public or within the Company’s industry. The absence of any marking or statement that any particular information is Confidential Information shall not affect its status as Confidential Information.

b)	You acknowledge and agree that the Company is engaged in a highly competitive business and that its competitive position depends upon its ability to maintain the confidentiality of the Confidential Information and Trade Secrets which were developed, compiled and acquired by the Company at its great effort and expense. You further acknowledge and agree that any disclosing, divulging, revealing, or using of any of the Confidential Information and Trade Secrets, other than in connection with the Company’s business or as appropriate to carry out your duties for the Parent Group, will be highly detrimental to the Company and cause it to suffer serious loss of business and pecuniary damage.

c)	Accordingly, you agree that you will not, while associated with the Company and for so long thereafter as the pertinent information or documentation remains confidential, for any purpose whatsoever, directly or indirectly use, disseminate or disclose to any other person, organization or entity Confidential Information or Trade Secrets, except as appropriate to carry out your duties as an executive of the Parent and except (i) as expressly authorized by the Chief Executive Officer of the Company, (ii) appropriate to enforce the terms of this Agreement, or (iii) required by law or legal process; provided, that you give notice to the Company promptly on becoming aware of any obligations to disclose such information under this provision, and not less than ten days prior to making any such disclosure. You further agree that you shall not maintain any Confidential Information or Trade Secrets on any piece of equipment or device owned by you.

d)	You agree to deliver to the Company, immediately upon separation from employment for any reason, and at any time the Company so requests: (i) any and all documents, files, notes, memoranda, databases, computer files and/or other computer programs reflecting any Confidential Information and Trade Secrets whatsoever or otherwise relating to the Company’s business; (ii) lists of the Company’s customers and leads or referrals to prospective customers; and (iii) any computer equipment, home office equipment, automobile or other business equipment belonging to the Company that you may then possess, or have under your control

8)	Intellectual Property

a)	You agree that all inventions, improvements, products, designs, specifications, trademarks, service marks, discoveries, formulae, processes, software or computer programs, modifications of software or computer programs, data processing systems, analyses, techniques, trade secrets, creations, ideas, work product or contributions thereto, and any other intellectual property, regardless of whether patented, registered or otherwise protected or protectable, and regardless of whether containing or constituting Trade Secrets or Confidential Information as defined in this Agreement (referred to collectively as “Intellectual Property”), that were conceived, developed or made by you during the period of your employment by the Company and that relate directly to the Company’s insurance and reinsurance business and any other business in which the Company was engaged as of the date of your termination of employment with the Company (the “Proprietary Interests”), shall belong to and be the property of the Company.

b)	You further covenant and agree that you will (i) promptly disclose such Intellectual Property to the Company, (ii) make and maintain for the Company, adequate and current written records of your innovations, inventions, discoveries and improvements, (iii) assign to the Company, without additional compensation, the entire rights to Intellectual Property for the United States and all foreign countries, (iv) execute assignments and all other papers and do all acts necessary to carry out the above, including enabling the Company to file and prosecute applications for, acquire, ascertain and enforce in all countries, letters patent, trademark registrations and/or copyrights covering or otherwise relating to Intellectual Property and to enable the Company to protect its proprietary interests therein, and (v) give testimony, at the Company’s expense, in any action or proceeding to enforce rights in the Intellectual Property.

c)	You further covenant and agree that it shall be conclusively presumed as against you that any Intellectual Property related to the Proprietary Interests described by you in a patent, service mark, trademark, or copyright application, disclosed by you in any manner to a third person, or created by you or any person with whom you have any business, financial or confidential relationship, within one (1) year after cessation of your employment with the Company, was conceived or made by you during the period of employment by the Company and that such Intellectual Property be the sole property of the Company.

d)	Nothing in this Section 8 shall be construed as granting or implying any right to you under any patent or unpatented intellectual property right of the Company, or your right to use any invention covered thereby.

e)	In the event that you are requested or required (by oral questions, interrogatories, requests for information or documents, subpoena or similar process) to disclose any information protected by Sections 7 and 8 (collectively, “Restricted Material,”) you agree to provide the Company with prompt notice of such request(s) so that the Company may seek an appropriate protective order or other appropriate remedy and/or waive your compliance with the provisions of this Agreement. In the event that such protective order or other remedy is not obtained, or that the Company grants a waiver hereunder, you may furnish that portion (and only that portion) of the Restricted Material which you are legally compelled to disclose and will exercise your reasonable best efforts to obtain reliable assurance that confidential treatment will be accorded any Restricted Material so furnished.

9)	Non-Competition

a)	You acknowledge and agree that the Company is engaged in a highly competitive and global business and that by virtue of your senior executive position and responsibilities with the Company and your access to the Confidential Information and Trade Secrets, engaging in any business which is directly competitive with the Company during the six month period following the termination of your employment will cause it great and irreparable harm.

b)	Accordingly, you covenant and agree that during the time you are employed and for a period of six (6) months after such employment ends for any reason whatsoever, whether voluntarily or involuntarily and whether with or without cause, you will not, without the express written consent of the Chief Executive Officer of the Parent, directly or indirectly (individually or on behalf of other persons) own, manage, operate, engage in, or control, or be employed in a capacity similar to positions you held with the Company, or render consulting or other services to, any person, firm or corporation engaged in the insurance or reinsurance business or any other business in which the Company is, or has announced an intention to become engaged in at any time during your employment with the Company. In recognition of the global nature of the Company’s business which includes the sale of its products and services globally, this restriction shall apply in Switzerland, Bermuda and throughout the United States of America

10)	Non-Solicitation of Employees, Contractors and Consultants

a)	You acknowledge and agree that solely as a result of employment with the Company, and in light of the broad responsibilities of such employment which include working with other employees, contractors and consultants of the Company, you have and will come into contact with and acquire Confidential Information and Trade Secrets regarding, and will develop relationships with employees, contractors and consultants of the Company.

Accordingly, you covenant and agree that during the time you are employed and for a period of twelve (12) months after such employment ends for any reason whatsoever, whether voluntarily or involuntarily and whether with or without cause, you will not, either on your own account or on behalf of any person, company, corporation, or other entity, directly or indirectly, solicit any employee, contractor or consultant of the Company to leave employment with or service to the Company. This restriction shall apply to those employees, contractors and consultants of the Company with whom you came into contact or about whom you obtained Confidential Information or Trade Secrets during the last two (2) years of your employment with the Company.

11)	Enforcement

a)	The parties acknowledge and agree that compliance with the covenants set forth in this Agreement is necessary to protect the Confidential Information and Trade Secrets, business and goodwill of the Company, and that any breach of this Agreement will result in irreparable and continuing harm to the Company, for which money damages may not provide adequate relief. Accordingly, in the event of any breach or anticipatory breach of this Agreement by you, or your claim in a declaratory judgment action that all or part of this Agreement is unenforceable, the parties agree that the Company shall be entitled to the following particular forms of relief as a result of such breach, in addition to any remedies otherwise available to it at law or equity: (a) injunctions, both preliminary and permanent, enjoining or restraining such breach or anticipatory breach, and you consent to the issuance thereof forthwith and without bond by any court of competent jurisdiction; and (b) recovery of all reasonable sums and costs, including attorneys’ fees, incurred by the Company to defend or enforce the provisions of this Agreement if you argue that such covenants are unreasonable or unenforceable. In addition to any and all remedies available to the Company upon breach of this Agreement, the Company expressly reserves the right to stop all future payments and recoup all prior payments made under this Agreement for breach of its terms.

b)	The parties hereto hereby declare that it is impossible to measure in money the damages that will accrue to the Company by reason of your failure to perform any of your obligations under Sections 7, 8, 9, and 10. Accordingly, if the Company institutes any action or proceeding to enforce the provisions hereof, to the extent permitted by applicable law, you hereby waive the claim or defense that the Company has an adequate remedy at law, and you shall not urge in any such action or proceeding the defense that any such remedy exists at law. The foregoing rights shall be in addition to any other rights and remedies available to the Company under law or in equity.

c)	If any of the covenants contained in Sections 7, 8, 9, and 10, or any part thereof, is construed to be invalid or unenforceable, the same shall not affect the remainder of the covenant or covenants, which shall be given full effect, without regard to the invalid portion(s). In addition, if any of the covenants contained in Sections 7, 8, 9, and 10 hereof, or any part thereof, is held by any person or entity with jurisdiction over the matter to be invalid or unenforceable because of duration of such provision or the geographical area covered thereby, the parties agree that such person or entity shall have the power to reduce the duration and/or geographical area of such provision and, in its reduced form, said provisions shall then be enforceable.

d)	It is understood and agreed that no failure or delay by the Company in exercising any right, power or privilege contained in Sections 7, 8, 9, and 10 shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege contained in Sections 7, 8, 9, or 10.

e)	It is understood and agreed that references to the “Company” in the foregoing Sections 7, 8, 9 and 10 include the Company, the Parent and its affiliates.

12)	Disclosure of Agreement; Disclosure of New Employment

You agree that you will promptly disclose the existence of this Agreement and the post-employment restrictions contained herein to all subsequent employers until all such covenants have expired.

13)	Representation Regarding Conflicts: Confidential Information Belonging to Others

You hereby represent and covenant that you are not, and will not become, subject to any restrictive covenant or other contract or agreement of any kind which would prohibit, restrict or limit your ability to enter into this Agreement or commence employment with the Company under the terms contemplated hereby. You agree that you shall not disclose to the Company, use for the Company’s benefit, or induce the Company to use any trade secret or confidential information you may possess or any Intellectual Property belonging to any former employer or other third party.

14)	Choice of Forum

Exclusive jurisdiction for all disputes arising out of or in connection with this Agreement shall be with the ordinary courts at the registered place of incorporation of the Employer.

15)	Governing Law

You and the Company agree that for the reasons recited in the foregoing paragraph 14, this Agreement shall be governed by, and construed in accordance with, the substantial laws of Switzerland, without regard to its conflict of laws provisions.

16)	Gross Payments

All payments to be made by the Company hereunder are gross, i.e. subject to the social security charges and other charges due under applicable law and the pension plan of the Company

17)	Indemnification

The Parent shall indemnify you to the same extent and by the same means as provided to other officers generally (excluding the Parent’s Chief Executive Officer).

18)	Miscellaneous

a)	Any notice or other communication required or permitted under this Agreement shall be effective only if it is in writing and shall be deemed to be given when delivered personally or three days after it is mailed by registered or certified mail, postage prepaid, return receipt requested or one day after it is sent by a reputable overnight courier service and, in each case, addressed to the relevant party at the address provided for such party on the first page hereof, or to such other address as any party hereto may designate by notice to the other in accordance with the foregoing.

b)	This Agreement including the side letter dated as of 14 May, 2021 constitutes the entire agreement among you and the Company with respect to your employment by the Company, and supersedes and is in full substitution for any and all prior understandings or agreements with respect to your employment. This Agreement shall be binding upon execution by both parties, it being understood and agreed that your employment shall not commence under this Agreement until the Commencement Date.

c)	This Agreement may be amended only by an instrument in writing signed by the parties hereto, and any provision hereof may be waived only by an instrument in writing signed by the party against whom or which enforcement of such waiver is sought.

d)	Nothing in this Agreement (i) prohibits you from reporting an event that you reasonably and in good faith believes is a violation of law to the relevant law-enforcement agency (such as the Securities and Exchange Commission), and nothing herein requires notice to or approval from the Company or Parent before doing so, or (ii) prohibits you from cooperating in an investigation conducted by such a law-enforcement agency.

e)	You are also hereby provided notice that under the 2016 Defend Trade Secrets Act: (x) no individual will be held criminally or civilly liable under U.S. federal or state trade secret law for the disclosure of a trade secret (as defined in the Economic Espionage Act) that is made in confidence to a federal, State, or local government official, either directly or indirectly, or to an attorney; and made solely for the purpose of reporting or investigating a suspected violation of law, or is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal so that it is not made public, and, (y) an individual who pursues a lawsuit for retaliation by an employer for reporting a suspected violation of the law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual files any document containing the trade secret under seal, and does not disclose the trade secret, except as permitted by court order.

f)	The Company shall withhold from any compensation and benefits payable under this Agreement all applicable taxes.

g)	Except as otherwise set forth herein, in the event of any contest or dispute between you and the Company with respect to this Agreement, each of the parties shall be responsible for their respective legal fees and expenses.

h)	If any term or provision of this Agreement is declared illegal or unenforceable by any court of competent jurisdiction and cannot be modified to be enforceable, such term or provision shall immediately become null and void, leaving the remainder of this Agreement in full force and effect.

i)	Except as otherwise provided in this Agreement, this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, representatives, successors and assigns. Your rights and benefits under this Agreement are personal to you and no such right or benefit shall be subject to voluntary or involuntary alienation, assignment or transfer; provided, however, that nothing in this Section 18 shall preclude you from designating a beneficiary or beneficiaries to receive any benefit payable on your death.

j)	The headings in this Agreement are inserted for convenience of reference only and shall not be a part of or control or affect the meaning of any provision hereof.

k)	Except as otherwise expressly set forth in this Agreement, to the extent necessary to carry out the intentions of the parties hereunder, the respective rights and obligations of the parties hereunder shall survive any termination of your employment or expiration or termination of this Agreement.

l)	Nothing in this Agreement shall be construed as giving you any claim against any specific assets of the Company, Parent or any affiliate or as imposing any trustee relationship upon the Company in respect of you. The Company shall not be required to establish a special or separate fund or to segregate any of its assets in order to provide for the satisfaction of its obligations under this Agreement. Your rights under this Agreement shall be limited to those of an unsecured general creditor of the Company, Parent and its affiliates;

m)	Both parties, through their respective counsel, have participated in the preparation of this Agreement and its Exhibit A. The language in all parts of this Agreement and its exhibits shall be interpreted according to its fair meaning, and shall not be interpreted for or against either of the Parties as the drafter of the language.

n)	Without limiting the restrictions set forth under this Agreement regarding Confidential Information, you hereby agree that you will not disclose the terms of this Agreement or your prospective employment with the Company prior to the Company’s public announcement of your hiring, without the Company’s advance written consent.

If the terms of this Agreement meet with your approval, please sign and return one copy to the Company.

[signatures on following page]

AXIS RE SE, Dublin (Zurich Branch)

By:	/s/ Tim Hennessy
Name:	Tim Hennessy
Title:	Non-Executive Director

Accepted and Agreed

as of the date first set forth above:

/s/ Steve Kumar Arora
Steve Kumar Arora

Exhibit A to Employment Agreement

GENERAL RELEASE AND WAIVER AND NON-COMPETE UNDERATKING

In consideration of the payments and benefits made by AXIS RE SE, Dublin (Zurich Branch) (the “Company”) to or for the benefit of Steve Kumar Arora as set forth in that certain Employment Agreement by and between Steve Kumar Arora (“Executive”) and the Company dated 21 May, 2021 (“Employment Agreement”), and in compliance with the terms of the Employment Agreement, Executive hereby makes and delivers to the Company this General Release and Waiver (“Release”) as set forth herein. Unless otherwise set forth, defined terms used herein have the same definition as set forth in the Employment Agreement.

1.             Release of All Claims. Executive voluntarily, knowingly and willingly on behalf of himself, his heirs, executors, administrators, successors and assignsk, hereby irrevocably and unconditionally release the Company, its parents, their subsidiaries, divisions and affiliates, together with their respective owners, assigns, agents, directors, partners, officers, employees, consultants, shareholders, attorneys and representatives, and any of their predecessors and successors and each of their estates, heirs and assigns (collectively, the "Company Releasees") from any and all charges, complaints, claims, liabilities, obligations, promises, agreements, causes of action, rights, costs, losses, debts and expenses of any nature whatsoever, known or unknown, which he or his heirs, executors, administrators, successors or assigns ever had, now have or hereafter can, will or may have (either directly, indirectly, derivatively or in any other representative capacity) against the Company or any of the other Company Releasees by reason of any matter, cause or thing whatsoever arising on or before the date this General Release and Waiver is executed by Executive arising out of the Executive's employment and the termination thereof. Notwithstanding the foregoing, the Company undertakes to the payments as stipulated by the Employment Agreement and which become due after the date of the signing of this Release.

2.             Acknowledgements and Affirmations.

a.                   Executive affirms and agrees that the Company and Parent have fulfilled all of their obligations to him arising out of or relating to his employment with the Company and the termination therof except as expressly provided in, or preserved by, this Release and Employment Agreement, Executive affirms and acknowledges that the payments, that are referenced in this Release fully, fairly and finally compensate him for any and all monies that may be due or become to him under applicable law in connection with his employment or termination of his employment, including without limitation any severance allowance or repatriation expenses.

b.                   By signing this Release, Executive represents that Executive has not commenced or joined in any claim, charge, action or proceeding whatsoever against the Company or any of the Company Releasees with respect to the matters released hereby. Executive further represents that he will not be entitled to any personal recovery in any action or proceeding of any nature whatsoever against the Company or any of the other Company Releasees that may be commenced on his behalf arising out of any of the matters released hereby.

c.                   Executive also affirms that he has been paid and/or has received all compensation, wages, bonuses and/or commissions to which he may be entitled prior to the date hereof except as expressly provided in, or preserved by, this Release and the Employment Agreement. Executive affirms he has been granted any leave to which he was entitled under applicable law. Executive further affirms that he has no unreported workplace injuries or occupational diseases.

3.             Return and Possession of Property. Executive affirms that he has returned all of the Company’s property, documents, and/or any confidential information in his possession or control to which he is not entitled.

4.             No Admission by Company. The Company's acceptance and acknowledgement of this Release and the payments and benefits set forth herein are not, and shall not be construed as, any admission of liability or wrongdoing on the part of the Company or any of the Company Releasees.

5.         Non-Compete Undertaking. The Executive hereby confirms that for a period of six months from the termination of the Employment Agreement that Executive shall not, whether alone, or jointly with, or as manager of, agent for, or employee of any person or as a shareholder, directly or indirectly carry on or be engaged, concerned or interested in any business competitive to the business of the Parent worldwide.

6.         Non-Solicitation Undertaking. The Executive hereby confirms that for a period of twelve months after the termination of the Employment Agreement, regardless of the reason for such termination, whether voluntarily or involuntarily and whether with or without cause, Executive will not, either on your own account or on behalf of any person, company, corporation, or other entity, directly or indirectly, solicit any employee, contractor or consultant of the Company or Parent to leave employment with or service to the Company or Parent. This restriction shall apply to those employees, contractors and consultants of the Company and Parent with whom you came into contact or about whom you obtained Confidential Information or Trade Secrets during the last two (2) years of your employment with the Company and Parent.

7.         Descriptive Headings. The Section headings contained herein are for reference purposes only and will not in any way affect the meaning or interpretation of this Release.

8.         Enforceability. It is the desire and intent of the parties that the provisions of this General Release and Waiver shall be enforced to the fullest extent permissible. In the event that any one or more of the provisions of this General Release and Waiver is held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remainder hereof will not in any way be affected or impaired thereby and any such provision or provisions will be enforced to the fullest extent permitted by law.

9.         Each Party the Drafter. This General Release and Waiver, and the provisions contained in it, shall not be construed or interpreted for, or against, any party to this General Release and Waiver because that party drafted or caused that party's legal representatives to draft any of its provisions.

10.       Governing Law. This General Release and Waiver shall be governed by, and construed and enforced in accordance with, the substantive laws of Switzerland, without reference to its choice of law rules.

11.       No Other Assurances. Executive affirms and acknowledges that he has not relied on any representations, promises, or agreements of any kind made to him in connection with his decision to execute and deliver this General Release and Waiver, except for those set forth in or expressly referenced herein.

[signatures appear on following page]

Now therefore, intending to be fully and irrevocably bound by the terms hereof, Executive has executed this General Release and Waiver and has delivered it to AXIS RE SE, Dublin (Zurich Branch) as of this ___ day of ___________, 20__.

Executed and delivered by:		Accepted by:

AXIS RE SE, Dublin (Zurich Branch)

By:		By:
Executive